                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                  (Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934.

                  For the fiscal year ended December 31, 1997
                               ------------------------
                                      or

  [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

For the transition period from _____________ to ____________

      Commission File Number 33-        (Amerisource Health Corporation)

                               ----------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            AMERISOURCE CORPORATION
                           EMPLOYEE INVESTMENT PLAN
                          300 CHESTER FIELD PARKWAY
                               MALVERN, PA 19355

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERISOURCE HEALTH CORPORATION
                           300 CHESTER FIELD PARKWAY
                               MALVERN, PA 19355

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                     Years ended December 31, 1997 and 1996



                                    CONTENTS


Report of Independent Auditors...............................  1

Audited Financial Statements

Statement of Assets Available for Benefits,
 With Fund Information, December 31, 1997....................  2
Statement of Assets Available for Benefits,
 With Fund Information, December 31, 1996....................  3
Statement of Changes in Assets Available for Benefits,
 With Fund Information, Year ended December 31, 1997.........  4
Statement of Changes in Assets Available for Benefits,
 With Fund Information, Year ended December 31, 1996.........  5
Notes to Financial Statements................................  6

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes....  13
Line 27d--Schedule of Reportable Transactions................  15

                       [LETTERHEAD OF ERNST & YOUNG LLP]

                        REPORT OF INDEPENDENT AUDITORS

Trustees of the AmeriSource Corporation
Employee Investment Plan

We have audited the accompanying statements of assets available for benefits of the AmeriSource Corporation Employee Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 24, 1998

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

       Statement of Assets Available for Benefits, With Fund Information

                               December 31, 1997

                                                                                                                    FIDELITY
                                     FIDELITY        FIDELITY         FIDELITY        FIDELITY        FIDELITY   RETIREMENT MONEY
                                  MAGELLAN FUND    EQUITY-INCOME    INTERMEDIATE         OTC            ASSET        MARKET
                                      FUND             FUND           BOND FUND       PORTFOLIO        MANAGER      PORTFOLIO
                               ---------------------------------------------------------------------------------------------------
ASSETS
Investments:
At fair value:
  Shares of registered
   investment companies              $16,311,626       $8,348,672       $2,403,257     $1,437,923       $907,900       $5,722,710
  Common stock funds                         --               --               --             --             --               --
                               ---------------------------------------------------------------------------------------------------
Total investments                     16,311,626        8,348,672        2,403,257      1,437,923        907,900        5,722,710

Receivables:
 Participants' contribution              101,363           65,220           18,712         25,770         17,005           38,783
 Employer's contribution                 493,868          258,329           93,017         89,527         60,906          413,201
                               ---------------------------------------------------------------------------------------------------
Total receivables                        595,231          323,549          111,729        115,297         77,911          451,984
                               ---------------------------------------------------------------------------------------------------
Assets available for benefits        $16,906,857       $8,672,221       $2,514,986     $1,553,220       $985,811       $6,174,694
                               ===================================================================================================


                                                                                                         FIDELITY
                                 AMERISOURCE         IKON           UNISOURCE        FIDELITY          SPARTAN U.S.      FIDELITY
                                 CORPORATION      Corporation      CORPORATION       OVERSEAS          EQUITY INDEX      FREEDOM
                                 STOCK FUND       Stock Fund       STOCK FUND          FUND                FUND        INCOME FUND
                               ----------------------------------------------------------------------------------------------------
ASSETS
Investments:
At fair value:
  Shares of registered
   investment companies             $      --        $      --          $    --           $24,545         $101,243          $1,541
  Common stock funds                 2,953,537        2,949,720          727,914              --               --              --
                               ----------------------------------------------------------------------------------------------------
Total investments                    2,953,537        2,949,720          727,914           24,545          101,243           1,541

Receivables:
 Participants' contribution             41,116              --               --             1,879            3,352             299
 Employer's contribution               137,750              --               --             5,420           10,683             727
                               ----------------------------------------------------------------------------------------------------
Total receivables                      178,866              --               --             7,299           14,035           1,026
                               ----------------------------------------------------------------------------------------------------
Assets available for benefits       $3,132,403       $2,949,720         $727,914          $31,844         $115,278          $2,567
                               ====================================================================================================


                                 FIDELITY            FIDELITY          FIDELTY          FIDELITY
                                  FREEDOM            FREEDOM           FREEDOM          FREEDOM
                                2000 FUND           2010 FUND         2020 FUND        2030 FUND             TOTAL
                               ----------------------------------------------------------------------------------------------------
ASSETS
Investments:
At fair value:
  Shares of registered
   investment companies           $2,052              $1,539           $1,183           $2,072            $35,266,263
  Common stock funds                 --                  --               --               --               6,631,171
                               ----------------------------------------------------------------------------------------------------
Total investments                  2,052               1,539            1,183            2,072             41,897,434

Receivables:
 Participants' contribution          292                 488              319            1,035                315,633
 Employer's contribution             605                 570            2,842            3,405              1,570,850
                               ----------------------------------------------------------------------------------------------------
Total receivables                    897               1,058            3,161            4,440              1,886,483
                               ----------------------------------------------------------------------------------------------------
Assets available for benefits     $2,949              $2,597           $4,344           $6,512            $43,783,917
                               ====================================================================================================

See accompanying notes.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

       Statement of Assets Available for Benefits, With Fund Information

                               December 31, 1996


                                                                                                                      FIDELITY
                                                        FIDELITY         FIDELITY       FIDELITY                     RETIREMENT
                                       FIDELITY       EQUITY-INCOME    INTERMEDIATE        OTC        FIDELITY      MONEY MARKET
                                     MAGELLAN FUND        FUND           BOND FUND      PORTFOLIO   ASSET MANAGER     PORTFOLIO
                                ------------------------------------------------------------------------------------------------
ASSETS
Investments:
At fair value:
  Shares of registered investment
   companies                       $13,290,541       $5,763,742       $2,200,487   $1,041,900       $572,849          $5,028,971
  Common stock funds                       --               --               --           --             --                  --
                                ------------------------------------------------------------------------------------------------
Total investments                   13,290,541        5,763,742        2,200,487    1,041,900        572,849           5,028,971

Receivables:
 Participants' contribution             66,899           31,570           13,534       10,515          7,648              28,927
 Employer's contribution               382,574          170,312           72,789       58,628         34,884             166,459
                                ------------------------------------------------------------------------------------------------
Total receivables                      449,473          201,882           86,323       69,143         42,532             195,386
                                ------------------------------------------------------------------------------------------------
Assets available for benefits      $13,740,014       $5,965,624       $2,286,810   $1,111,043       $615,381          $5,224,357
                                ================================================================================================




                                       AMERISOURCE         IKON        UNISOURCE
                                       CORPORATION      CORPORATION   CORPORATION
                                       STOCK FUND       STOCK FUND    STOCK FUND          TOTAL
                                ------------------------------------------------------------------
ASSETS
Investments:
At fair value:
  Shares of registered investment
   companies                    $           --   $           --   $           --       $27,898,490
  Common stock funds                  1,155,955        6,196,296        1,222,756        8,575,007
                                ------------------------------------------------------------------
Total investments                     1,155,955        6,196,296        1,222,756       36,473,497

Receivables:
 Participants' contribution              15,592              --               --           174,685
 Employer's contribution                 81,810              --               --           967,456
                                ------------------------------------------------------------------
Total receivables                        97,402              --               --         1,142,141
                                ------------------------------------------------------------------
Assets available for benefits        $1,253,357       $6,196,296       $1,222,756      $37,615,638
                                ==================================================================

See accompanying notes.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

 Statements of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997


                                                                                                                         FIDELITY
                                     FIDELITY           FIDELITY          FIDELITY       FIDELITY         FIDELITY      RETIREMENT
                                     MAGELLAN         EQUITY-INCOME     INTERMEDIATE       OTC             ASSET       MONEY MARKET
                                       FUND               FUND           BOND FUND       PORTFOLIO        MANAGER        PORTFOLIO
                                 ---------------------------------------------------------------------------------------------------
Additions to assets
attributed to:
Investment income:
  Net appreciation
  (depreciation) in
   fair value of
   investments                       $ 2,368,409        $1,395,721       $   22,159      $   28,223       $ 76,487       $
  Interest and dividends               1,076,826           458,693          151,852          99,891         79,391         304,666
                               -----------------------------------------------------------------------------------------------------
                                       3,445,235         1,854,414          174,011         128,114        155,878         304,666

 Contributions:
  Participants                         1,064,648           705,104          207,072         227,387        174,841         614,904
  Employer                               494,172           258,632           93,017          85,857         61,146         416,755
  Transfer of assets from
   merged plan (Note 5)                  199,744           294,232           25,588          67,378        146,586         281,702
                               -----------------------------------------------------------------------------------------------------
                                       1,758,564         1,257,968          325,677         380,622        382,573       1,313,361
                               -----------------------------------------------------------------------------------------------------
Total additions (deductions)           5,203,799         3,112,382          499,688         508,736        538,451       1,618,027

Deductions from assets
 attributed to:
  Benefits paid to
   participants                        1,338,270           537,280          149,970          90,819        144,277         583,326
                               -----------------------------------------------------------------------------------------------------

Net increase prior to interfund
 transfers                             3,865,529         2,575,102          349,718         417,917        394,174       1,034,701
Interfund transfers (net)               (698,686)          131,495         (121,542)         24,260        (23,744)        (84,364)
                               -----------------------------------------------------------------------------------------------------
Net increase (decrease)                3,166,843         2,706,597          228,176         442,177        370,430         950,337



Assets available for benefits:
 Beginning of year                    13,740,014         5,965,624        2,286,810       1,111,043        615,381       5,224,357
                               -----------------------------------------------------------------------------------------------------
 End of year                         $16,906,857        $8,672,221       $2,514,986      $1,553,220       $985,811      $6,174,694
                               =====================================================================================================



                                                                                                        FIDELITY
                               AMERISOURCE          IKON           UNISOURCE          FIDELITY       SPARTAN U.S.       FIDELITY
                               CORPORATION      CORPORATION       CORPORATION         OVERSEAS       EQUITY INDEX    FREEDOM INCOME
                               STOCK FUND        STOCK FUND       STOCK FUND            FUND             FUND             FUND
                               -----------------------------------------------------------------------------------------------------
Additions to assets
attributed to:
Investment income:
  Net appreciation
  (depreciation) in
   fair value of
   investments                   $  542,013      $(2,786,397)       $(331,911)           $(1,828)         $  2,087         $   (13)
  Interest and dividends             7,383               --               --              1,184               822               28
                               ----------------------------------------------------------------------------------------------------
                                   549,396       (2,786,397)        (331,911)              (644)            2,909               15

 Contributions:
  Participants                     370,411              --               --               5,199             9,880            1,201
  Employer                         137,750              --               --               5,420            10,683              727
  Transfer of assets from          195,624              --               --
   merged plan (Note 5)
                               -----------------------------------------------------------------------------------------------------
                                   703,785              --               --              10,619            20,563            1,928
                               ----------------------------------------------------------------------------------------------------
Total additions (deductions)     1,253,181       (2,786,397)        (331,911)             9,975            23,472            1,943

Deductions from assets
 attributed to:
  Benefits paid to
   participants                    197,671          352,374           100,542               --                661              --
                               ----------------------------------------------------------------------------------------------------
Net increase prior to interfund
 transfers                       1,055,510       (3,138,771)        (432,453)             9,975            22,811            1,943
Interfund transfers (net)          823,536         (107,805)         (62,389)            21,869            92,467              624
                               ----------------------------------------------------------------------------------------------------
Net increase (decrease)          1,879,046       (3,246,576)        (494,842)            31,844           115,278            2,567

Assets available for benefits:
 Beginning of year               1,253,357        6,196,296         1,222,756               --                --               --
                               -----------------------------------------------------------------------------------------------------
 End of year                    $3,132,403      $ 2,949,720        $  727,914           $31,844          $115,278           $2,567
                               ====================================================================================================


                                      FIDELITY          FIDELITY          FIDELITY          FIDELITY
                                    FREEDOM 2000      FREEDOM 2010      FREEDOM 2020      FREEDOM 2030
                                        FUND              FUND              FUND              FUND           TOTAL
                                 ---------------------------------------------------------------------------------------
Additions to assets
attributed to:
Investment income:
  Net appreciation
   (depreciation) in
   fair value of
   investments                           $  (54)           $  (43)           $  (40)          $(4,519)   $ 1,310,294
  Interest and dividends                     67                52                40             1,914      2,182,809
                               ---------------------------------------------------------------------------------------
                                             13                 9                              (2,605)     3,493,103

 Contributions:
  Participants                            1,182             1,518               747             3,837      3,387,931
  Employer                                  605               570             2,842             3,405      1,571,581
  Transfer of assets from                   --                --                --                --       1,210,854
   merged plan (Note 5)
                               ---------------------------------------------------------------------------------------
                                          1,787             2,088             3,589             7,242      6,170,366
                               ---------------------------------------------------------------------------------------
Total additions (deductions)              1,800             2,097             3,589             4,637      9,663,469

Deductions from assets
 attributed to:
  Benefits paid to
   participants                             --                --                --                --       3,495,190
                               ---------------------------------------------------------------------------------------
Net increase prior to interfund
 transfers                                1,800             2,097             3,589             4,637      6,168,279
Interfund transfers (net)                 1,149               500               755             1,875            --
                               ---------------------------------------------------------------------------------------
Net increase (decrease)                   2,949             2,597             4,344             6,512      6,168,279

Assets available for benefits:
 Beginning of year                          --                --                --                --      37,615,638
                               ---------------------------------------------------------------------------------------
 End of year                             $2,949            $2,597            $4,344           $ 6,512    $43,783,917
                               =======================================================================================

See accompanying notes.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

 Statements of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1996


                                                                                                                        FIDELITY
                                       FIDELITY         FIDELITY          FIDELITY       FIDELITY                      RETIREMENT
                                       MAGELLAN       EQUITY-INCOME     INTERMEDIATE        OTC         FIDELITY      MONEY MARKET
                                         FUND             FUND           BOND FUND       PORTFOLIO   ASSET MANAGER     PORTFOLIO
                                      --------------------------------------------------------------------------------------------
Additions to assets attributed to:
Investment income:
  Net appreciation (depreciation)
   in fair value of investments        $  (662,878)       $  614,609       $  (77,236)   $   52,887       $ 16,231   $         --
  Interest and dividends                 2,081,557           356,412          151,710       118,354         42,828         249,330
                                      --------------------------------------------------------------------------------------------
                                         1,418,679           971,021           74,474       171,241         59,059         249,330

 Contributions:
  Participants                             901,211           411,333          160,723       122,417        103,348         363,180
  Employer                                 382,574           170,312           72,790        58,628         34,884         166,458
                                      --------------------------------------------------------------------------------------------
                                         1,283,785           581,645          233,513       181,045        138,232         529,638
                                      --------------------------------------------------------------------------------------------
Total additions                          2,702,464         1,552,666          307,987       352,286        197,291         778,968

Deductions from assets attributed to:
 Benefits paid to participants           1,191,204           444,602          188,500        42,860         26,490         773,808
                                      --------------------------------------------------------------------------------------------

Net increase prior to interfund          1,511,260         1,108,064          119,487       309,426        170,801           5,160
 transfers
Interfund transfers (net)                 (977,085)          370,573         (245,473)      235,502        (34,436)        203,656
                                      --------------------------------------------------------------------------------------------
Net increase (decrease)                    534,175         1,478,637         (125,986)      544,928        136,365         208,816

Assets available for benefits:
 Beginning of year                      13,205,839         4,486,987        2,412,796       566,115        479,016       5,015,541
                                      --------------------------------------------------------------------------------------------
 End of year                           $13,740,014        $5,965,624       $2,286,810    $1,111,043       $615,381      $5,224,357
                                      ============================================================================================




                                       AMERISOURCE        IKON           UNISOURCE
                                       CORPORATION    CORPORATION       CORPORATION
                                       STOCK FUND     STOCK FUND         STOCK FUND         TOTAL
                                      -----------------------------------------------------------------
Additions to assets attributed to:
Investment income:
  Net appreciation (depreciation)
   in fair value of investments       $ 350,985        $1,953,709     $  71,305          $2,319,612
  Interest and dividends                    --                --            --            3,000,191
                                      -----------------------------------------------------------------
                                        350,985         1,953,709        71,305           5,319,803
 Contributions:
  Participants                          141,536               --            --            2,203,748
  Employer                               81,810               --            --              967,456
                                      -----------------------------------------------------------------
                                        223,346               --            --            3,171,204
                                      -----------------------------------------------------------------
Total additions                         574,331         1,953,709        71,305           8,491,007

Deductions from assets attributed to:
 Benefits paid to participants           14,619           542,400           --            3,224,483
                                      -----------------------------------------------------------------

Net increase prior to interfund
 transfers                              559,712         1,411,309        71,305           5,266,524
Interfund transfers (net)               693,645        (1,397,833)    1,151,451                 --
                                      -----------------------------------------------------------------
Net increase (decrease)               1,253,357            13,476     1,222,756           5,266,524

Assets available for benefits:
 Beginning of year                          --          6,182,820           --            32,349,114
 End of year                        $ 1,253,357       $ 6,196,296   $ 1,222,756          $37,615,638
                                      =================================================================

See accompanying notes.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                         Notes to Financial Statements

                     Years ended December 31, 1997 and 1996


1. DESCRIPTION OF PLAN

The following description of the AmeriSource Corporation Employee Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan. Participation is limited to salaried office or sales employees and certain hourly personnel of the Company who have at least one year of service and are age twenty-one or older. Effective October 1, 1997, the Plan was amended to allow participation after the later of six months of continuous employment or 1,000 hours of service during twelve consecutive months beginning with the first hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Prior to October 1, 1997, participants could contribute between 2% and 6% of pretax annual compensation, as defined in the Plan. Effective October 1, 1997, the Plan was amended to increase allowable deferral percentage to between 2% and 18% of pretax annual compensation, as defined by the Plan. The Company contributed an amount equal to 60% and 50% of the participants' contributions up to 6% to the Plan for 1997 and 1996, respectively. Additional amounts may be contributed at the option of the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 1997 or 1996. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                         Notes to Financial Statements(continued)


1. DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 5% increments in any of the following investment options.

  Fidelity Magellan Fund Fund seeks long-term capital appreciation through investing in common stocks and securities convertible to common stock.

  Fidelity Equity-Income Fund Fund seeks reasonable income by investing for yields that exceed the yield on the securities comprising the S&P 500.

  Fidelity Intermediate Bond Fund Fund seeks a high level of current income by investing in corporate debt obligations that are rated at least Baa by Moody's Investors Service Inc. or BBB by Standard & Poor's Corporation.

  Fidelity OTC Portfolio Fund seeks long-term capital appreciation through mainly investing in common stocks, though it can invest in the entire array of securities the OTC market offers, from preferred stocks to debt obligations.

  Fidelity Asset Manager Fund seeks high total return with reduced risk over the long term by investing in diverse holdings of domestic and foreign stocks, bonds, and short-term instruments of the U.S. and foreign issuers, including those in emerging markets.

  Fidelity Retirement Money Market Portfolio Fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                         Notes to Financial Statements(continued)


1. DESCRIPTION OF PLAN (CONTINUED)

  AmeriSource Corporation Stock Fund Consists of the Plan Sponsor's common stock.

  IKON and Unisource Corporation Stock Funds These funds invest in the common stock of IKON and Unisource Corporations. These funds are frozen as to new contributions and balances may only be withdrawn.

The following became available investment options during 1997:

  Fidelity Overseas Fund Fund seeks long-term growth of capital by investing mainly in equity securities outside the U.S.

  Fidelity Spartan U.S. Equity Index Fund Fund seeks a total return which corresponds to that of the Standard & Poor's 500 Index.

  Fidelity Freedom Income Fund Fund seeks a high level of current income, and as a secondary objective, capital appreciation by investing in a combination of Fidelity funds. This Fund is targeted to investors already in retirement.

  Fidelity Freedom 2000 Fund Fund seeks a high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. This Fund is targeted to investors expected to retire around the year 2000.

  Fidelity Freedom 2010 Fund Fund seeks a high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. This Fund is targeted to investors expected to retire around the year 2010.

  Fidelity Freedom 2020 Fund Fund seeks a high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. This Fund is targeted to investors expected to retire around the year 2020.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                   Notes to Financial Statements(continued)


1. DESCRIPTION OF PLAN (CONTINUED)

  Fidelity Freedom 2030 Fund Fund seeks a high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. This Fund is targeted to investors expected to retire around the year 2030.

Participants may change their investment options as often as they choose.

PAYMENT OF BENEFITS

On termination of service if the participant's account is less than $3,500, a participant will receive a lump-sum amount equal to the vested value of his or her account. The participant will have the option to leave his or her account in the Plan if their balance is greater than $3,500. The Plan was amended December 31, 1997, to increase this amount to $5,000 effective January 1, 1998.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The common stock is valued at the closing value of the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                   Notes to Financial Statements(continued)


3. INVESTMENTS

The Plan's investments are held by Fidelity Investments and are presented in the following table. Investments that represent 5 percent or more of the Plan's net assets are separately identified.


                                                         DECEMBER 31
                                                    1997             1996
                                                -------------------------------

Investments at fair value as determined by
Quoted Market Price--
Shares of registered investment companies:
Fidelity Investments:
Magellan Fund, 171,215 and 164,793
       shares, respectively**                      $16,311,626      $13,290,541
       Equity-Income Fund, 159,295 and
       134,573 shares, respectively**                8,348,672        5,763,742
       Intermediate Bond Fund, 236,309 and
       218,302 shares, respectively**                2,403,257        2,200,487
       OTC Portfolio, 42,987 and 31,853
       shares, respectively                          1,437,923        1,041,900
       Asset Manager, 49,477 and 34,781
       shares, respectively                            907,900          572,849
       Retirement Money Market Portfolio,
       5,722,710 and 5,028,971 shares,
       respectively**                                5,722,710        5,028,971
       Overseas Fund, 754 shares                        24,545              --
       Fidelity Spartan U.S. Equity Index
       Fund, 2,894 shares                              101,243              --
       Freedom Income Fund, 145 shares                   1,541              --
       Freedom 2000 Fund, 183 shares                     2,052              --
       Freedom 2010 Fund, 132 shares                     1,539              --
       Freedom 2020 Fund, 99 shares                      1,183              --
       Freedom 2030 Fund, 173 shares                     2,072              --
                                                -------------------------------
                                                    35,266,263       27,898,490

Common stock:
AmeriSource Corporation, 50,705 and 23,957
       shares, respectively**                      $ 2,953,537      $ 1,155,955
     IKON Corporation, 104,879 and 120,025
       shares, respectively**                        2,949,720        6,196,296
     Unisource Corporation, 51,082 and 60,013
       shares, respectively                            727,914        1,222,756

                                                     6,631,171        8,575,007
Total investments at fair value                    $41,897,434      $36,473,497
                                                ===============================

**Investment represents 5 percent or more of the Plan's assets

During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $1,310,294 and $2,319,612, respectively.

                                                        DECEMBER 31
                                                   1997              1996
                                           -----------------------------------
Investments at fair value as determined
 by Quoted Market Price:
   Fidelity Investments:
     Magellan Fund                               $ 2,368,409        $ (662,878)
     Equity-Income Fund                            1,395,721           614,609
     Intermediate Bond Fund                           22,159           (77,236)
     OTC Portfolio                                    28,223            52,887
     Asset Manager                                    76,487            16,231
     AmeriSource Corporation Stock Fund              542,013           350,985
     IKON Corporation Stock Fund                  (2,786,397)        1,953,709
     Unisource Corporation Stock Fund               (331,911)           71,305
     Overseas Fund                                    (1,828)              --
     Spartan U.S. Equity Index Fund                    2,087               --
     Freedom Income Fund                                 (13)              --
     Freedom 2000 Fund                                   (54)              --
     Freedom 2010 Fund                                   (43)              --
     Freedom 2020 Fund                                   (40)              --
     Freedom 2030 Fund                                (4,519)              --
                                           -----------------------------------
Net change in fair value                         $ 1,310,294        $2,319,612
                                           ===================================

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5. ACQUIRED COMPANY PLAN MERGER

Effective April 1, 1997, the Gulf Distribution Inc. Employees' Savings Plan was merged into the AmeriSource Employee Investment Plan. The effect of the merger increased Plan assets approximately $1.2 million.

6. INCOME TAX STATUS

The Internal Revenue Service ruled on February 16, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

           Line 27a--Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                        DESCRIPTION OF                         Current
          IDENTITY OF ISSUE               INVESTMENT           COST             Value
------------------------------------------------------------------------------------------
Fidelity Investments **
 Magellan Fund--171,215 shares           Mutual funds         $12,666,556      $16,311,626

 Equity-Income Fund--159,295
   shares                                                       5,830,858        8,348,672

 Intermediate Bond Fund--
   236,309 shares                                               2,397,342        2,403,257

 OTC Portfolio Fund--42,987
   shares                                                       1,352,368        1,437,923

 Asset Manager Fund--49,477
   shares                                                         816,669          907,900

 Retirement Money Market
   Portfolio--5,722,710 shares                                  5,722,710        5,722,710

 Overseas Fund--754 shares                                         26,374           24,545

 Spartan U.S. Equity Index Fund--
   2,894 shares                                                    99,180          101,243

 Freedom Income Fund--145 shares                                    1,554            1,541

 Freedom 2000 Fund--183 shares                                      2,106            2,052

 Freedom 2010 Fund--132 shares                                      1,582            1,539

 Freedom 2020 Fund--99 shares                                       1,224            1,183

 Freedom 2030 Fund--173 shares                                      2,125            2,072
                                                        ----------------------------------
Total mutual funds                                             28,920,648       35,266,263

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

     Line 27a--Schedule of Assets Held for Investment Purposes (continued)

                               December 31, 1997

                                        DESCRIPTION OF                         Current
          IDENTITY OF ISSUE               INVESTMENT           COST             VALUE
------------------------------------------------------------------------------------------


Amerisource Corporation **
 Stock Fund--50,705 shares               Common stock         $ 2,280,969      $ 2,953,537

IKON Corporation Stock Fund--
 104,879 shares                          Common stock             385,662        2,949,720

Unisource Corporation Stock Fund--
 51,082 shares                           Common stock             374,753          727,914
                                                        ----------------------------------
Total common stock                                              3,041,384        6,631,171
                                                        ----------------------------------
                                                              $31,962,032      $41,897,434
                                                        ==================================


**     Indicates party-in-interest to the Plan.

                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN

                 Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1997

        IDENTITY OF                                 PURCHASE  Selling
       PARTY INVOLVED         DESCRIPTION OF ASSET   PRICE     Price   COST  NET GAIN
-------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------
Fidelity Investments          Magellan Fund
                              151 Purchases                        $3,271,349  $      --    $3,271,349  $    --
                              110 Sales                                   --    2,618,673    2,150,721   467,952

                              Equity-Income Fund
                              132 Purchases                         2,438,097         --     2,438,097       --
                              74 Sales                                    --    1,248,888      979,257   269,631

                              Retirement Money Market Portfolio
                              117 Purchases                         2,210,525         --     2,210,525       --
                              109 Sales                                   --    1,518,493    1,518,493       --

AmeriSource Corporation       AmeriSource Corporation Stock Fund
                              81 Purchases                          2,256,547         --     2,256,547       --
                              44 Sales                                    --    1,000,975      803,658   197,317

There were no category (i), (ii), or (iv) reportable transactions during 1997.

                                  SIGNATURES
                                  ----------


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           AMERISOURCE CORPORATION
                                           EMPLOYEE INVESTMENT PLAN
                                           (Name of Plan)

                                           By: /s/ John A. Aberant
                                           ------------------------------
                                                   John A. Aberant
                                                   Benefits Committee



Dated: June 29, 1998